UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Convertible Corporate Bonds

On December 11, 2025, upon approval from the Board of Directors of MEDIROM Healthcare Technologies Inc. (the “Company”) and effective upon the delivery of a notice of acceptance from the Company, 11 investors subscribed to purchase the Company's Third Unsecured Convertible-Type Corporate Bonds with Share Options in an aggregate principal amount of 400,000,000 JPY (the "Bonds"). The issuance will be conducted through a third-party allotment, and each Bond will be issued in denominations of JPY 10,000,000. The sale of the Bonds is expected to close on December 12, 2025 (the “Closing Date”), on which date the Bonds will be issued to the investors (the “Bond Holders”) under the Terms of Third Unsecured Convertible-Type Corporate Bonds with Share Options (the “Indenture”) pursuant to the Companies Act of Japan. Under the Indenture, the Bonds will be unsecured, accrue interest at a rate of 2.0% per annum from the day immediately following the issue date until June 30, 2026 (the “Maturity Date”). Interest is payable in two installments, with the first payment due on December 29, 2025 and the final payment due on the Maturity Date, unless earlier redeemed or converted. Pursuant to the Indenture, the Company shall repay the total amount of the principal on the Maturity Date. The Company may extend the Maturity Date to December 25, 2026, by notifying the Bond Holders in writing or by electronic mail prior to the Maturity Date. If the Maturity Date is extended, remaining interest will be payable on June 30, 2026, and December 25, 2026. At any time between December 12, 2025, and June 10, 2026, the Bond Holder may convert each Bond at its option, in whole but not in part, into common shares, no par value, of the Company. The conversion price is JPY 343 per common share, subject to customary adjustments upon the occurrence of certain events. The Company may, at its option, redeem the Bonds prior to the Maturity Date on any business day falling between June 1, 2026 and the Maturity Date, provided that the Company has delivered to the Bond Holders, at least fifteen business days before the proposed redemption date, a notice of early redemption specifying such business day as the redemption date. The Company, acting with the agreement of the Bond Holder, may repurchase and cancel the Bonds prior to the Maturity Date. Under the Indenture, the Bond Holder may not transfer the Bonds without the consent of the Company’s board of directors.

Upon the occurrence of certain conditions, the Bond Holder may demand immediate repayment of the Bonds under the Indenture. These conditions include, among others, the Company’s failure to timely pay interest and failure to remedy the nonpayment within 30 days; certain other default events regarding other indebtedness incurred or guaranteed by the Company; the Company resolving to commence bankruptcy, civil rehabilitation, or similar proceedings, or receiving an order to commence such proceedings; or an asset essential to the Company’s business operations becoming subject to compulsory execution or provisional attachment, or the occurrence of other circumstances which significantly damage the creditworthiness of the Company.

The gross proceeds from the sale of the Bonds are expected to be JPY 400,000,000. The Company intends, but is not obligated, to use the proceeds from the sale of the Bonds for general corporate or financing purposes that the Company determines to be appropriate from time to time.

The Bonds are being issued and sold outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the common shares issuable upon the conversion of the Bonds, and any American Depositary Shares that may represent such common shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

The foregoing description of the Bonds and the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is furnished herewith as Exhibit 4.1 hereto and is incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2025 and in the Company’s other filings with the SEC. The transactions described in this report on Form 6-K may not be consummated for a variety of reasons, and, even if consummated, the Company may not realize some or even all of the anticipated benefits from the transactions. In addition, if consummated, there is a risk that the transactions may have an adverse impact on the Company’s business, financial condition, and results of operations. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including the exhibit hereto) by reference into and as part of the Company’s registration statements on Form S-8 (Registration No. 333-274833) and Form F-3 (Registration Number 333-290161), and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture relating to the Bonds [English Translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: December 11, 2025
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer